March 10, 2006

Via Edgar Correspondence File

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Rosenberg:

Re:	Generex Biotechnology Corporation. Form 10-K for the Fiscal Year Ended July 31, 2005 Filed on October 31, 2005 File No. 000-25169

The following are your comments reproduced, along with our responses in connection with your March 2, 2006 comment letter, which reviews our Form 10-K for the fiscal year ended July 31, 2005.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2005

Notes to Consolidated Financial Statements

Note 13 - Convertible Debentures, page 92

COMMENT 1
We note from your disclosure that for certain convertible debentures you extended the maturity date and in doing so issued additional warrants to the creditors, which you determined to be the reacquisition price of the debt on the extinguishment date and recorded a loss on the extinguishment of the debt. You appear to be implying that the original and new debt instruments are "substantially different" as it is defined in EITF 96-19. Please tell us why you believe the modification caused the new debt to be substantially different and why the only loss on extinguishment of debt was related to the issuance of the warrants and not also the difference in present value of the original debt and the new debt. Please refer to EITF 96-18.

Mr. Jim B. Rosenberg
March 10, 2006

RESPONSE

Background:

$500,000 Convertible Debenture

On March 28, 2005 the Company issued a Convertible Debenture for gross proceeds of $500,000, bearing 10% interest per annum due on May 15, 2005. On June 7, 2005 the Company extended the maturity of the Debenture to July 22, 2005 (1st extension), keeping all other terms unchanged. In consideration for the extension, the holders received a warrant to purchase 1,219,512 shares of Company’s stock at $0.82 per share. The warrants were valued at $597,561. The interest on the note in the amount of $9,854 was added to the face value of the new debt. There was no other difference in the present value of the new and old debt.

On July 22, 2005 the Company extended the maturity of the Debenture to September 20, 2005 (2nd extension), keeping all other terms unchanged. In consideration for the extension, the holders received warrant to purchase 1,219,512 shares of Company’s stock at $0.82 per share. The warrants were valued at $524,390. The interest on the note in the amount of $6,363 was added to the face value of the new debt. There was no other difference in the present value of the new and old debt.

$100,000 Convertible Debenture

On April 4, 2005 the Company issued a Convertible Debenture for gross proceeds of $100,000, bearing 10% interest per annum due on May 15, 2005. On June 7, 2005 the Company extended the maturity of the Debenture to July 22, 2005 (1st extension), keeping all other terms unchanged. In consideration for the extension, the holders received a warrant to purchase 243,902 shares of Company’s stock at $0.82 per share. The warrants were valued at $119,512. The interest on the note of $1,773 was added to the face value of the new debt. There was no other difference in the present value of the new and old debt.

On July 22, 2005 the Company extended the maturity of the Debenture to September 20, 2005 (2nd extension), keeping all other terms unchanged. In consideration for the extension, the holders received warrant to purchase 243,902 shares of Company’s stock at $0.82 per share. The warrants were valued at $104,878. The interest on the note in the amount of $1,270 was added to the face value of the new debt. There was no other difference in the present value of the new and old debt.

Guidance:

EITF 96-19 prescribes accounting for a modification or Exchange of Debt instruments. In particular, the purpose of Issue 96-19 is to determine upon modification of a debt instrument, if a substantial change in the terms has occurred and whether a debt extinguishment should be recognized as a result. The consensus reached by the Task Force in Issue 96-19 is that a modification of a debt instrument is considered to be substantially different (and should be considered extinguished) if the present value of the cash flows between the debtor and a creditor has changed by at least 10 percent. Cash flows can be affected by changes in principal amounts, interest rates, or maturity or fees exchanged between the debtor and the creditor to effect changes in certain features of the debt.

Mr. Jim B. Rosenberg
March 10, 2006

If the new debt instruments are significantly different from the original debt, the new debt should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

At the September 15, 2005 EITF meeting, the Task Force reached a consensus on EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues," which the Board ratified on September 28, 2005. Because the determination of whether an extinguishment or modification has occurred under Issue 96-19 focuses solely on a differential cash flow analysis, the consensus in Issue 05-7 included an amendment to Issue 96-19 to include non-cash changes to the conversion terms under this consensus.

Treatment:

The value of the warrants issued to holders of convertible debentures was included in the cash flow calculations to test a substantial modification rule under EITF 96-19. The present value of the new debt exceeded 10% threshold, resulting in the recognition of the new debt and loss on extinguishment of debt calculation.

The decision to include value of the warrants in the cash flow calculations was supported, in addition to the guidance above, by discussions of similar topics at SEC (Issue 04-8, Issue 05-7) and speech made by Robert J. Comerford at 2004 AICPA National Conference.

The small difference in the present value of the debt resulting from the interest accrual was ignored due to its size for the purposes of loss on extinguishment calculation.

The difference between the fair value of the new debt and value of the old debt was recorded as loss on extinguishment of debt.

COMMENT 2
We refer to the warrants that were issued with the $4 million convertible debenture, $500,000 convertible debenture, $100,000 convertible debenture and the $2 million convertible debenture. It appears based on the 'Common Stock Purchase Warrant' agreement for each of the warrants issued that there is a provision that allows for a "cashless" exercise of the warrants. This "cashless" exercise appears to permit net share settlement of the warrants, thus meeting all three criteria of a derivative in paragraph 6 of SFAS 133. Please also refer to DIG Issue A17. In addition it appears based on the warrant agreements you are required to register the common stock for which the warrants are exercisable into. To help us understand whether the warrants issued meet the scope exception under paragraph 11(a) of SFAS 133, please tell us your consideration of all the conditions in EITF 00-19 for each warrant issuance and whether the warrants issued should be classified as a liability or as equity.

Mr. Jim B. Rosenberg
March 10, 2006

RESPONSE

Background:

The Company issued warrants to holders of convertible debentures to purchase common stock containing the cashless exercise provision (paragraph 3c). The provision states that if at any time after one year from the date of issuance of the warrants there is no effective Registration Statement registering the resale of the warrant shares, then the warrants may also be exercised at such time by means of a “cashless exercise”. The holder of the warrants would receive restricted stock as result of net-share settlement.

Guidance:

Paragraph 6 of SFAS 133 provided the following definition of Derivative Instruments:
A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Paragraph 11(a) of SFAS 133 states that a contract issued by a reporting entity that is indexed to its own stock and classified in stockholders’ equity in its statement of financial position is not considered to be a derivative instruments for purposes of SFAS 133.

The Financial Accounting Standards Board, Derivatives Implementation Group (DIG), Statement 133 Implementation Issue No. A17 addresses the issue of if an option, warrant or other contract provides for net share settlement as a settlement alternative, would that meet the net settlement criterion in paragraphs 6 (c), 9(a) and 57(c)(1) as delivery of “any other asset, whether or not it is readily convertible to cash”. The DIG concluded that if either party could net share settle the contract, then it would be considered a derivative, regardless of whether the net shares received were readily convertible to cash or restricted for more than 31 days. They went on to state, issuers of net shares settled contracts should consider whether such contracts qualify for the scope exception in paragraph 11(a) of Statement 133.

Mr. Jim B. Rosenberg
March 10, 2006

Paragraph 8 of EITF 00-19 provides for initial classification in equity if the contract requires physical settlement or net-share settlement. In addition, EITF 00-19, paragraph 13 provides a list of all of the criteria’s that the contract must meet in order to be classified as equity.

Following is a list of the criteria as presented in EITF 00-19 and discussion of its relevance to the contract:

The contract permits the company to settle in unregistered shares.

The Warrant can be exercised during the life of the contract for shares of the Company regardless if the underlying shares are registered or not. The contract specifies that if the shares are not registered, net-share settlement provision applies. The contract does not specify any circumstances under which net-cash settlement would be permitted (part (a) of paragraph 17), but it provides net-share settlement alternative (part (b)). Thus the exception specified in paragraph 17 does not apply. The contract meets this condition.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Warrant can be exercised into a set amount of shares, known at inception, that can only be reduced if net-share settlement provision applies. The Company has sufficient number of shares unissued to settle the contract. The contract meets this condition.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The Warrant can be exercised into a maximum number of shares known in the beginning which is not in excess of the shares authorized, unissued shares therefore the net-share settlement is with in the control of the company The contract meets this condition.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no net-cash settlement provisions in the event the company does not make timely filings with the SEC in the contract. The contract meets this condition.

Mr. Jim B. Rosenberg
March 10, 2006

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no “top-off” or “make whole” provisions in the contract. The contract meets this condition.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
There are no net-cash settlement provisions in the contract. The contract meets this condition.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the contract which give the holder the rights of a creditor in the event of bankruptcy. The contract meets this condition.

There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement to post collateral of any kind in the contract. The contract meets this condition.

Treatment:

The warrants issued to Convertible Debenture holders represent permanent equity as it requires physical settlement, or, in case of failure of registration process, net-share settlement. The net-share settlement can be done with the restricted stock as specifically stated in the agreement. In no instances cash settlement or asset outflow is possible because of the provisions of this contract. The warrant represents permanent equity, thus meeting the exception under paragraph 11(a) of SFAS 133.

In connection with its response to the comments of the SEC staff regarding the above referenced 10-K, Generex Biotechnology Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. Jim B. Rosenberg
March 10, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rose C. Perri
Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation